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                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors and Stockholders
Elsinore Corporation:

We consent to incorporation by reference in the registration statements on Form S-8 of Elsinore Corporation of our report dated March 29, 1995, relating to the consolidated balance sheets of Elsinore Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows and related schedule for each of the years in the three-year period ended December 31, 1994, which report appears in the December 31, 1994 annual report on Form 10-K of Elsinore Corporation.

Our report dated March 29, 1995, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, has a net capital deficiency, has a working capital deficiency, must obtain waivers from noteholders for debt covenant noncompliance in order to avoid default under terms of the First Mortgage and Mortgage Notes payable, must negotiate the termination of the management contract with and repayment of advances to a Native American tribe, and obtain additional financing to meet its obligations, all of which raise substantial doubt about its ability to continue as a going concern. Additionally, the Company is involved in certain litigation, the ultimate outcome of which cannot presently be determined. The consolidated financial statements and financial statement schedule do not include any adjustments that might result from the outcome of these uncertainties.

Our reports refers to a change to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes.


                                       KPMG PEAT MARWICK LLP

Las Vegas, Nevada
March 30, 1995